15027311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC Mail Processing Section
JUL 20 2015
Washington DC
196

SEC FILE NUMBER
8- 66629

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Envoy Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4194 Royal Pine Drive
(No. and Street)

Colorado Springs (City) CO (State) 80920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kho & Patel
(Name – *if individual, state last, first, middle name*)

160 E Arrow Highway (Address) San Dimas (City) CA (State) 91773-3336 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bruce H Bruinsma, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Envoy Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIRSTEN D SAMUEL
Notary Public
State of Colorado

Kirsten D Samuel
Notary Public My commission expires Oct. 4, 2015

B. H. Bruinsma
Signature

CEO/CCO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Envoy Securities, LLC

Financial Statements and Independent Auditors' Report

December 31, 2014 (Restated) and 2013

ENVOY SECURITIES, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Envoy Securities, LLC
Colorado Springs, CO

We have audited the accompanying statements of financial condition (restated) of Envoy Securities, LLC (a New Hampshire Limited Liability Corporation) as of December 31, 2014 and 2013, and the related statements of operations (restated), changes in member's equity (restated), and cash flows (restated) for the years then ended, and the related notes (restated). These financial statements are the responsibility of Envoy Securities, LLC's management. Our responsibility is to express an opinion on these financial statements (restated) based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standard require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides basis for our opinion.

In our opinion, the financial statements (restated) referred to above present fairly, in all material respects, the financial position of Envoy Securities, LLC as of December 31, 2014 and 2013, and the results of its operations changes in member's equity, and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of Envoy Securities, LLC's financial statements. The supplemental information (restated) is the responsibility of Envoy Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (restated) is fairly stated, in all material respect, in relation to the financial statements as a whole.

As discussed in Note 8 of the financial statements (restated), the 2014 financial statements have been restated to correct errors.

KHO & PATEL

Kho & Patel

San Dimas, California
June 14, 2015

ENVOY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION (RESTATED)
DECEMBER 31, 2014 AND 2013

ASSETS

	2014	2013
ASSETS		
Cash	$ 94,554	$ 37,454
Due from affiliates	5,918	500
Prepaid expenses	2,790	3,191
Total current assets	103,262	41,145
Deferred tax asset	14,120	22,137
Total assets	$ 117,382	$ 63,282

LIABILITIES AND MEMBER'S EQUITY

	2014	2013
LIABILITIES		
Accounts payable	$ 5,600	$ 9,785
Due to affiliates	-	1,050
Federal income tax payable	6,973	-
State/local income tax payable	2,195	-
Total liabilities	14,768	10,835
MEMBER'S EQUITY	102,614	52,447
Total liabilities and member's equity	$ 117,382	$ 63,282

See independent auditors' report and accompanying notes to financial statements

ENVOY SECURITIES, LLC
STATEMENT OF OPERATIONS (RESTATED)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUE		
Advisory fee and commission revenue	$ 336,738	$ 426,672
EXPENSES		
Broker dealer consulting	30,214	37,129
Contracted services	112,700	211,706
Legal and professional fees	13,000	13,575
Consulting and management fee	90,235	140,938
License and permits	10,879	8,637
Insurance - errors & omissions	11,554	-
Other operating expenses	804	735
Total operating expense	269,386	412,720
Operating profit	67,352	13,952
OTHER EXPENSES		-
Provision for income taxes	(17,185)	(5,390)
NET PROFIT	$ 50,167	$ 8,562

See independent auditors' report and accompanying notes to financial statements

ENVOY SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY (RESTATED)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
MEMBER'S EQUITY, BEGINNING OF YEAR	$ 52,447	$ 43,885
Net profit	50,167	8,562
MEMBER'S EQUITY, END OF YEAR	$ 102,614	$ 52,447

See independent auditors' report and accompanying notes to financial statements

ENVOY SECURITIES, LLC
STATEMENT OF CASH FLOWS (RESTATED)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	$ 50,167	$ 8,562
Deferred tax expense (income)	17,185	5,390
Changes in operating assets and liabilities, source (use) of cash:		
Due from affiliates	(5,418)	190
Prepaid expenses	401	(2,949)
Accounts payable	(4,185)	7,436
Due to affiliates	(1,050)	1,050
NET CASH PROVIDED BY OPERATING ACTIVITIES	57,100	19,679
NET INCREASE IN CASH	57,100	19,679
CASH, BEGINNING OF YEAR	37,454	17,775
CASH, END OF YEAR	$ 94,554	$ 37,454

See independent auditors' report and accompanying notes to financial statements

Note 1 - Organization and Nature of Business

Envoy Securities, LLC ("Company") formally known as Sound Capital Management, LLC was organized as a New Hampshire Limited Liability Company on January 1, 2003. On April 19, 2011, an amendment was filed to the certificate of formation with the state of New Hampshire. This filing changed the name of the Company from Sound Capital Management, LLC to Envoy Securities, LLC.

The Company was established to provide financial consulting, brokerage and management services as an introducing broker, which accepts orders, but elects to clear the orders through a clearing broker. The Company performs traditional retail brokerage for its clients who each have individual accounts deposited with the clearing broker. The Company does not maintain custody of its clients' assets. The Company was granted a license as a broker/dealer by FINRA during 2005.

No limited member, in its capacity as a limited member, shall be liable for the debts, liabilities, contracts or any other obligation of the Company, except to the extent of their capital contribution, and no limited member shall be required to loan or otherwise advance funds to the Company.

On June 16, 2011, James McCarthy, the sole member of the Company sold his membership interest in the company to TMX Enterprises, Inc., a Colorado Corporation. As a result, the Company moved its offices to Colorado Springs, Colorado.

The Company maintains a Services Agreement with Christian Retirement Ministries ("CRM"), a California religious nonprofit corporation. Under the terms of this agreement, CRM provides the Company with certain services using registered representatives.

The Company maintains a Management Services agreement with Astute Management, LLC ("Astute"), a Colorado Limited Liability Company. Under the terms of this agreement, Astute provides the Company with day-to-day management and operation services, including the functions of the Chief Executive Officer, Secretary and Treasurer who direct and oversee all operations of the Company and the functions of the President and Chief Compliance Officer who manage the day-to-day operation of the Company.

The Company does not have any employees and therefore does not bear any employee-related costs.

Note 2 - Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to generally accepted accounting principles.

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The LLC considers cash in the bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for the purposes of the statement of cash flows.

Allowance for Doubtful Accounts

The allowance for doubtful accounts represents an estimate by the Company's management of specific accounts deemed uncollectible.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for additions, major renewals and betterments are capitalized and expenditures for repairs are charged to expense as incurred. When assets are sold or retired, their costs and related accumulation depreciation are removed from the accounts, with any gain or loss included in net income.

Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the assets. A loss is recognized for the difference between the fair value and the carrying amount of the asset. Fair value is determined based upon a market quote, if available, or is based on valuation techniques.

Depreciation is computed by the straight-line method over the estimated lives which are generally as follows:

Equipment	5 years
Furniture	5 years
Structures and Fixtures/Leaseholds	10 years or remaining life of the lease

Included in the statement of income are provisions for depreciation for the year ended December 31, 2014 and 2013 in the amount of $0 and $0, respectively.

Revenue Recognition

Revenue is recognized when services are performed. Commissions on brokerage transactions and on annuity contracts are recognized when the related transactions are settled.

Note 2 - Summary of Significant Accounting Policies (concluded)

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The carrying amount of all significant financial instruments approximates fair value due either to length of maturity or the existence of variable interest rates that approximate prevailing market rates and the credit risk of the Company.

Income Taxes

The Company was organized as a New Hampshire limited liability company. The Company made an election to be taxed as a corporation for income tax purposes effectively on January 1, 2004.

New Hampshire law recognizes limited liability companies. Limited liability companies are included in the definition of "business organizations" that are subject to the New Hampshire business profits tax at 8.5%.

On June 16, 2011, the Company was acquired by TMX Enterprises, Inc. As a result, the Company moved its offices to Colorado Springs, Colorado and is subject to Colorado corporate income tax rate at 4.63%.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 24, 2015, the date the financial statements were issued.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that they maintain a minimum net capital equal to the greater of $5,000 or six and two-thirds percent of aggregate indebtedness. It also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. At December 31, 2014 and 2013 the Company had net capital, as defined, of $79,786 and $26,619, respectively, that exceeded its required net capital of $5,000. At December 31, 2014 and 2013, the Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 and 0.41 to 1, respectively.

Note 4 - Commitments and Contingencies

Service Agreements

The Company maintains a Services Agreement with Christian Retirement Ministries, a California nonprofit corporation. Under the terms of this agreement, Christian Retirement Ministries provides the Company with certain services using registered representatives.

Included in the statement of income are fees paid to Christian Retirement Ministries under this agreement for the years ended December 31, 2014 and 2013, in the amount of $112,700 and $211,706 respectively.

Management Service Agreement – Related Party

The Company maintains a Management Services agreement with Astute Management, LLC, a Colorado Limited Liability Company. Under the terms of this agreement, Astute Management, LLC provides the Company with day-to-day management and operation services.

Included in the statement of income are consulting and management fees paid to Astute Management, LLC under this agreement for the years ended December 31, 2014 and 2013, in the amount of $90,235 and $140,938 respectively.

The Company agrees to pay the reasonable out-of-pocket costs and expenses of its service providers incurred in connection with its duties under the respective agreements and to indemnify its service providers for any losses, claims, damages, liabilities and related expenses etc., which may arise out of the respective agreements unless they result from the service provider's bad faith, gross negligence, fraudulent actions or willful misconduct. The indemnity, which is provided solely by the Company, survives termination of the respective agreements. The Company has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 5 - Provision for Income Taxes

The components of provision for income taxes are:

Income taxes payable currently

Federal			$ (6,973)
State			(2,195)
Total income taxes receivable (payable) currently			(9,168)
Deferred income tax			
Federal			
Deferred tax asset - December 31, 2014	$ 12,700		
Deferred tax asset - December 31, 2013	19,794		
		$ (7,094)	
State			
Deferred tax asset - December 31, 2014	$ 1,420		
Deferred tax asset - December 31, 2013	2,343		
		(923)	
Total deferred tax expense			(8,017)
Provision for income taxes			$ (17,185)

The total deferred tax asset at December 31, 2014 is $14,120 the components of which with regard to the current and long-term portions being:

Deferred tax asset - current	$ -
Deferred tax asset - long term	14,120
	$ 14,120

The Company's effective income tax rate is lower than what would be expected if the statutory rate were applied to income from continuing operations primarily because of expenses deductible for tax purposes not deductible for financial reporting purposes.

Note 5 - Provision for Income Taxes (concluded)

Deferred income tax (concluded)

Generally, temporary differences giving rise to deferred tax assets consist of depreciation or amortization for tax purposes over the amount for financial reporting purposes, timing of franchise tax deduction, net operating losses carried forwards, and other accruals reported differently for financial reporting and tax purposes.

As of December 31, 2014, the Company has federal net operating loss of $6,688 which will expire in 2031.

Uncertain tax positions

The Company adopted the income standard related to the recognition and measurement of uncertain tax positions. The adoption of this standard had no financial statement effect for the Company. The Company is no longer subject to federal and New Hampshire tax examinations for the years prior to December 31, 2011 and Colorado state income tax examinations for the years prior to December 31, 2010.

Note 6 - Cash Flow Information

The Company considers all short-term investments with an original maturity of six months or less to be cash equivalents.

Cash paid for interest and income taxes during the year were as follows:

Interest	$	-
Income taxes	$	-

Note 7 - Certain Relationships and Related Transactions

Nature of Certain Relationships

The Company transacts business with a number of related parties which are owned in their entirety, or in part, by members, officers and employees of the Company as enumerated below:

- Astute Management, LLC — A management servicing company operated by officers of the Company
- TMX Enterprises, Inc. — Owner of 100% membership interest in Envoy Securities, LLC
- Envoy TPA and Recordkeeping, Inc. — Third-party administrator owned 100% by TMX Enterprises, Inc.
- Envoy Securities, Inc. — A corporation owned 100% by TMX Enterprises, Inc.

Due from/to Affiliates

Following is a summary of related party accounts receivable/(payable) at December 31:

		2014		2013
Envoy TPA and Recordkeeping, Inc.	$	-	$	500
Astute Management, LLC	$	-	$	(1,050)
Envoy Securities, Inc.	$	5,918	$	-

Note 8 - Restatement of Previously Issued Financial Statements

Subsequent to the original issuance of the Company's financial statements, the Company determined that supplementary schedule 2 and the exception report were not in compliance with regulatory requirements. These have been revised in the reissued financial statements.

Supplementary Information

ENVOY SECURITIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION (RESTATED)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
NET CAPITAL		
Total member's equity	$ 102,614	$ 52,447
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital	102,614	52,447
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
B. Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated liabilities	102,614	52,447
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	-
Exchange memberships	-	-
Furniture, equipment, and leasehold improvements, net	-	-
Receivable from affiliate	-	-
Other assets		
1. Additional charges for customer's and non-customer's security deposits	-	-
2. Additional charges for customer's and non-customer's commodity accounts	-	-
B. Aged fails-to-deliver		
1. Number of items – 0	-	-
C. Aged short security differences		
1. Number of items – 0	-	-
D. Secured demand note deficiency	-	-
E. Commodity futures contracts and spot commodities – proprietary capital charges	-	-
F. Other deductions and/or charges	22,828	25,828
Net capital before haircuts	79,786	26,619
Haircuts on securities (pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-	-
B. Deficit in securities collateralizing secured demand notes	-	-
C. Trading and investment securities		

See independent auditors' report and accompanying notes to financial statements

ENVOY SECURITIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (RESTATED)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
1. Bankers' acceptances, certificates of deposit, and commercial paper	$ -	$ -
2. U.S. and Canadian government obligations	-	-
3. State and municipal government obligations	-	-
4. Corporate obligations	-	-
5. Stocks and warrants	-	-
6. Options	-	-
7. Other securities	-	-
D. Undue concentrations	-	-
E. Other	-	-
Net capital	$ 79,786	$ 26,619
AGGREGATE INDEBTEDNESS		
Items included in statements of financial condition	$ -	$ -
Short-term bank loans (secured by customers' securities)	-	-
Draft payables	-	-
Payable to brokers and dealers	-	-
Payable to clearing broker	-	-
Other accounts payable and accrued expenses	14,768	10,835
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent is paid or credited	-	-
Other unrecorded amounts	-	-
	14,768	10,835
Less adjustment based on special reverse bank accounts	-	-
Total aggregate indebtedness	$ 14,768	$ 10,835
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 985	$ 722
Minimum net capital required of reporting broker/dealer	$ 5,000	$ 5,000
Excess net capital	$ 74,786	$ 21,619

See independent auditors' report and accompanying notes to financial statements

ENVOY SECURITIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION (RESTATED)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Net capital	$ 79,786	$ 26,619
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 73,786	$ 20,619
Percentage of aggregate indebtedness to net capital	18.51%	40.70%

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of form X-17A-S as of December 31, 2014 and 2013)

There are no differences between the Company's computation and the net capital above.

See independent auditors' report and accompanying notes to financial statements

ENVOY SECURITIES, LLC
SCHEDULE 2
STATEMENT OF EXEMPTION FROM RULE 15c3-3 (RESTATED)
DECEMBER 31, 2014 AND 2013

The LLC is exempt from Rule 15c3-3 under sections (k)(2)(ii) and met the identified exemption provision throughout the fiscal years ending December 31, 2014 and 2013 without exemption.

ENVOY FINANCIAL

Retirement Plans for Ministers, Missionaries, and Faith-Based Organizations

February 24, 2015

Kho & Patel

San Dimas, CA

On behalf of Envoy Securities, LLC, I, Chief Compliance Officer, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- Envoy Securities, LLC claims an exemption from SEC Rule 15c3-3 under the K(2)(ii) provision.
- Envoy Securities, LLC did not hold any customer funds or securities at any time during the year.
- Envoy Securities, LLC met the identified exemption provisions throughout the reporting period without exception.

Seize the Day!

Bruce H. Bruinsma, CCO
Envoy Securities, LLC
CRD #132719

KHO PATEL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Envoy Securities, LLC
Colorado Springs, CO

We have reviewed management's statements, included in the accompanying schedule 2, statement of exemption from Rule 15c3-3, in which (1) Envoy Securities, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Envoy Securities, LLC claimed an exemption from § 15c3-3(k)(2)(ii) (the "exemption provision") and (2) Envoy Securities, LLC stated that Envoy Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Envoy Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standard of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Envoy Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KHO & PATEL

Kho & Patel

San Dimas, California
June 14, 2015